1934 Act Registration No. 1-14418

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2005

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

99, Seorin-dong
Jongro-gu
Seoul, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-           .)

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectuses included in Registration Statements on Form F-3 (File Nos. 333-91034 and 333-99073) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

2

Agenda for General Shareholders’ Meeting for the Fiscal Year of 2004

On February 22, 2005, SK Telecom Co., Ltd. (“SK Telecom”) furnished public notice regarding the convocation of its General Shareholders’ Meeting for the fiscal year of 2004 as follows:

1. Agenda

•	Approval of the 2004 financial statements

•	Amendment of Articles of Incorporation

•	Approval of limit on remuneration for Directors

•	Election of members of Board of Directors

More details on the agenda are attached hereto.

2. Date and Time
March 11, 2005, 09:00

3. Venue
Auditorium, 4th Floor, Boramae building of SK Telecom

4. Participants
Shareholders of SK Telecom

Exhibit: Notice on the Agenda of 21st Shareholders Meeting

3

100-999, 11, Eulgiro 2-ga, Jung-gu, Seoul, Korea

Notice on the Agenda of 21st Shareholders Meeting

Dear Shareholders of SK Telecom ADR:

BOD of SK Telecom has decided to hold an annual shareholders’ meeting and bring up the Agenda for 21st Shareholders Meeting as follows;

     1. Date : 2005. 3. 11 09:00 AM (local Time)

     2. Place : SK Telecom Boramae Building, 729-1, Bongch’on 1-dong,

Gwanak-gu, Seoul, Korea

     3. Agenda

1st agenda :	Approval of the balance sheet, the statement of income, and the statement of appropriation of retained earnings of the 21st fiscal year as set forth in item 1 of the Company’s agenda enclosed herewith.

2nd agenda :	Approval of the amendment of the Articles of Incorporation as set forth in item 2 of the Company’s agenda enclosed herewith.

3rd agenda :	Approval of the ceiling amount of the Remuneration of Directors.
* Proposed ceiling amount of the Remuneration of Directors is KRW 12 billion.

4th agenda :	Approval of Appointment of Directors as set forth in item 3 of the Company’s agenda enclosed herewith.

4-1) Approval of the appointment of Directors

4-2) Approval of the appointment of Outside Directors who will not be audit committee members

4-3) Approval of the appointment of Outside Directors who will be audit committee members

# Item 1

SK TELECOM CO., LTD.
NON-CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004

In millions of Korean won
2004
A S S E T S

CURRENT ASSETS :
Cash and cash equivalents	KRW112,966
Short-term financial instruments	7,700
Trading securities	640,389
Current portion of long-term investment securities	3,600
Accounts receivable — trade (net of allowance for doubtful accounts of KRW 58,248 million in 2004 and KRW 56,805 million in 2003)	1,562,774
Short-term loans (net of allowance for doubtful accounts of KRW 562 million in 2004 and KRW 516 million in 2003)	55,613
Accounts receivable — other (net of allowance for doubtful accounts of KRW 13,665 million in 2004 and KRW 15,979 million in 2003)	1,365,226
Inventories	10,961
Accrued income and other	95,116

Total Current Assets	3,854,345

NON-CURRENT ASSETS :
Property and equipment, net	4,605,253
Intangible assets, net	3,448,619
Long-term investment securities	923,537
Equity securities accounted for using the equity method	826,246
Long-term loans (net of allowance for doubtful accounts of KRW 19,173 million in 2004 and KRW 19,502 million in 2003)	28,284
Guarantee deposits	242,387
Long-term deposits and other	92,034

Total Non-Current Assets	10,166,360

TOTAL ASSETS	KRW14,020,705

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)
DECEMBER 31, 2004

In millions of Korean won
2004
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES :
Accounts payable	KRW1,070,588
Short-term borrowings	400,000
Income taxes payable	267,797
Accrued expenses	378,303
Current portion of long-term debt, net	498,278
Current portion of facility deposits	13,405
Other	231,340

Total Current Liabilities	2,859,711

LONG-TERM LIABILITIES :
Bonds payable, net	2,891,843
Long-term borrowings	—
Facility deposits	31,440
Long-term payables — other, net of present value discount of KRW 72,663 million in 2004 and KRW 85,881 million in 2003	577,337
Accrued severance indemnities, net	75,409
Deferred income tax liabilities	323,096
Long-term currency swap	96,743
Other	38,034

Total Long-Term Liabilities	4,033,902

Total Liabilities	6,893,613

STOCKHOLDERS’ EQUITY :
Capital stock	44,639
Capital surplus	2,983,166
Retained earnings :
Appropriated	4,733,936
Unappropriated	1,422,772
Capital adjustments :
Treasury stock	(2,047,105)
Unrealized loss on valuation of long-term investment securities	(89,842)
Equity in capital adjustments of affiliates	124,145
Loss on valuation of currency swap	(49,452)
Stock options	4,833

Total Stockholders’ Equity	7,127,092

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	KRW14,020,705

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2004

In millions of Korean won,
except for per share data
2004
OPERATING REVENUE	KRW9,703,681

OPERATING EXPENSES
Labor cost	(402,734)
Commissions paid	(2,827,159)
Depreciation and amortization	(1,577,434)
Network interconnection	(858,754)
Leased line	(365,444)
Advertising	(328,552)
Cost of goods sold	(5,915)
Other	(978,108)

Sub-total	(7,344,100)

OPERATING INCOME	2,359,581

OTHER INCOME :
Interest income	68,319
Dividends	23,843
Commissions	32,843
Foreign exchange and translation gains	10,897
Reversal of allowance for doubtful accounts	284
Gain on disposal of property and equipment	2,054
Gain on transaction of currency swap	2,850
Equity in earnings of affiliates	53,825
Other	42,214

Sub-total	237,129

OTHER EXPENSES :
Interest and discounts	(302,491)
Donations	(19,796)
Foreign exchange and translation losses	(6,248)
Loss on disposal and impairment of property, equipment and intangible assets	(18,344)
Loss on impairment of long-term investment securities	(32,074)
Loss on disposal of investment assets	(810)
Equity in losses of affiliates	—
Loss on transaction and valuation of currency swap	(15,819)
Other	(85,350)

Sub-total	(480,932)

ORDINARY INCOME	2,115,778

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
YEARS ENDED DECEMBER 31, 2004

In millions of Korean won,
except for per share data
2004
EXTRAORDINARY GAINS	KRW-

INCOME BEFORE INCOME TAXES	2,115,778

PROVISION FOR INCOME TAXES	(620,926)

NET INCOME	KRW1,494,852

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF
APPROPRIATIONS OF RETAINED EARNINGS
DECEMBER 31, 2004

In millions of Korean won
2004
RETAINED EARNINGS BEFORE APPROPRIATIONS
Beginning of year	KRW1,534
Retirement of treasury stock	—
Equity in beginning retained earnings adjustments of equity-method investees	—
Interim dividends (KRW 1,000 per share)	(73,614)
Net income for the year	1,494,852

End of year	1,422,772

TRANSFER FROM VOLUNTARY RESERVES
Reserve for research and manpower development	84,235
Reserve for business expansion	—

84,235

APPROPRIATIONS
Legal reserve	—
Reserve for loss on disposal of treasury stock	—
Reserve for research and manpower development	(130,000)
Reserve for business expansion	(691,000)
Cash dividends(KRW 9,300 per share)	(684,613)

(1,505,613)

UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO THE FOLLOWING YEAR	KRW1,394

# Item 2

Proposed Amendment to the AOI
at the 21st General Shareholders Meeting

Current	Amendments (Proposed)

Article 31. Number of Directors	Article 31. Number of Directors

(1) The Company shall have a minimum of three (3) but not more than twelve (12) directors, and outside directors amounting to a half of the total number of directors.	(1) The Company shall have a minimum of three (3) but not more than twelve (12) directors, and the majority of total number of directors shall be outside directors.

Supplementary Provisions <Amended No.16. (March 11, 2005)>

Article 1 (Effective Date)
<Newly established>	This Articles of Incorporation shall become effective as of March 11, 2005.

# Item 3

Candidates For Directors

4-1) Candidates for Directors

Name	Date of Birth	Profile	Remark

• M.B.A, University of Pennsylvania
Kim, Shin Bae	Oct. 15, 1954	• Current President & CEO of SK Telecom	Current Director

• M.B.A, University of Pennsylvania
Lee, Bang Hyung	Aug. 20, 1955	• Current Executive Vice President, Head of Business Group, SK Telecom	—

4-2) Candidates for Outside Directors who will not be audit committee members

Name	Date of Birth	Profile	Remark

• Ph.D. of Engineering , Seoul National University
Byun, Dae Kyu	Mar. 8, 1960	• Current CEO & Representative Director of Humax Inc.	—

		• Ph.D. of Material Engineering, MIT	Current
Lee, Sang Chin	Jan. 24 , 1941	• Current Outside Director of SK Telecom	Outside Director

• Ph.D. of Engineering, Polytechnic Institute of Brooklyn
Yang, Seung Taik	Oct. 24, 1939	• The 7th Minister of Ministry of Information and Communication	—

• Bachelor of Law, Seoul National University
Yoon, Jae Seung	Nov. 9, 1962	• Current CEO & Representative Director of Daewong Pharmaceutical Co., Ltd.	Current Outside Director

4-3) Candidates for Outside Directors who will be audit committee members

Name	Date of Birth	Profile	Remark

• Ph.D. of Business Administration, University of Pennsylvania
Kim, Dae Sik	Jan. 11, 1955	• Current Professor at Hanyang University (Business Administration)	—

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

By: /s/ Sung Hae Cho

Name: Sung Hae Cho
Title: Vice President

Date: March 23, 2005